Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
Banle International Group Limited	British Virgin Islands
Banle Energy International Limited	Hong Kong
Banle International Marketing Limited	Malaysia
Banle International (China) Limited	Hong Kong
Banle International (Malaysia) Sdn Bhd	Malaysia
Majestic Energy (Singapore) Pte Ltd	Singapore
Reliance (China) Limited	Hong Kong
Majestic Energy (Shenzhen) Co. Limited	PRC